Exhibit 99.6

CONSENT OF QUALIFIED PERSON

John Nilsson, MSc., P.Eng.

Nilsson Mine Services Ltd.

20263 Mountain Place

Pitt Meadows, B.C.

Canada

I, John Nilsson, MSc., P.Eng., consent to the public filing of the Technical Report titled “Technical Report on the Castle Mountain Project Feasibility Study, San Bernardino County, California, USA” and dated effective February 26, 2021 (the “Technical Report”) by Equinox Gold Corp. (the “Company”).

I also consent to any extracts from or a summary of the Technical Report in the news release titled, “Equinox Gold Announces Positive Feasibility Study for Castle Mountain Phase 2 Expansion,” dated March 22, 2021 (the “News Release”).

I certify that I have read the aforementioned News Release filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 23rd day of March, 2021.

/s/ John Nilsson

Signature of Qualified Person

John Nilsson, MSc., P.Eng.

Print name of Qualified Person